2024 REPORT

Livsn Designs



LETTER

Dear investors,

First and foremost, give yourselves a pat on the back for supporting a small, emerging outdoor brand. We need you -- and we're grateful for you!

We need your help!

The best thing you can do is to tell your friends and family about us. Then think about the outdoor shops in your area. Do they carry LIVSN? Should they? They might not even know, and that's something you can absolutely help with. Lastly, do you know anyone living the "own less, live more" lifestyle who would be a good ambassador for the brand? Send them here: **https://www.livsndesigns.com/pages/brand-ambassador-program**

program

Sincerely,

Todd Stockbauer

CFO

Andrew Gibbs-Dabney

President

Phil Graves

Board Member

How did we do this year?

REPORT CARD

B-

☺ The Good

Growth in our Wholesale/Retail business, which shows our product is resonating with the best stores in the outdoor industry

Brand messaging is clearly articulated across all channels, helping solidify the loyalty of our customers (NPS of 80, up from 75)

We opened our Flagship store on a shoestring budget, hired a fantastic manager, and now it's generating revenue and community

☹ The Bad

The news of tariffs put a cooling effect on an outdoor industry that was building the momentum of a rebound

Digital advertising costs increased dramatically without a subsequent increase in revenue, so we pulled back to see what matters most

We did too many discount sales for our own satisfaction. They were necessary, but we're being intentional with pricing going forward.

2024 At a Glance

January 1 to December 31


$$$$

$2,019,173 +6%
Revenue



-$844,792
Net Loss


IOU!

$706,181 +56%
Short Term Debt



$266,315
Raised in 2024



$64,464
Cash on Hand
As of 09/30/25

We ♥ Our 473 Investors

Thank You For Believing In Us

Moshe Katz
Jenna Celmer
John Ferguson Jr
Jeffrey Iskowitz
Martha McCarroll
David Burt
Tim Sipma
Mike Caruso
Randy Sanchez
Sheryl Branch
Massimo DiMeo
Logan Oliver
James Davis
Carol Holliday
Harley Blakeman
Eddy Ruble
Idaly Barrera
Reginald Dotson
Tim Spencer
Mark Plumbtree
Omar Rosario
Shawn Whitaker
La Tanya Olatunde
Scott Bach
Eric Bertch
Tim Budd
Alex Crosby
Chris Cannon
Stephanie Meddleton
Jeannette Balleza...
Brandie Perry
Dawn Jacobs
Nathaniel Mc Queen Jr.
Ben Cross
Ismael Arteaga
Colby Bolinger
Charles Rowlan
Walton Gaskins
Darrel Wilson
Tom Hanna
Jeffrey Ryan
Stephen Liu
Carl Ovide...
Gary Herdman
Benjamin Worrel
Edward Kelly Medlock
Shayne Watson
Matt Price
Prashanth Bhat
Taylor Washburn
Jonessa Blige
Berlet Gooden
Lisa Todorovitch
Donna Ferguson
Chandler Abbott

Marco Perez
James R Manning
James Jeffries
Brian Welzbacher
Moritz Eckardstein
Nathan Argenta
Kamrin Shafer
Paxton Roberts
Kelsey Ferguson
Jack Kushner
Adam Wilkins
Bill Glennan
Neryk Davydov
Karen McCurdy
Ryan Wientzek
Phillip Wright
Ryan Westerguard
Adam Roberts
Kristopher Daily
Jon Neff
Jermaira Smith
Ryan Scott
Stephen Cagle
Nate G. Depoy
Steven Rice
Todd Clark
Larry Fleury
Kenneth Meyer
Shelby Thuruthumalil
Reto Martin Seiler
Sandra T Checketts
Christopher Brown
Doug Johnson
Alex Maiorella
James Mayer
Canem Arkan
Paul Hinson
Jedidiah Abrams
Luca Balletti
Victoria Wilbourn
Scott Martens
Gaurav Tulsyan
Dean D'Amato
Melvajean Eason
Jason Sharp
Louis Rivera
James Tran
Jacob T Tucker
Shaun Bilodeau
Austin Albers
Le Master Retail LLC
Jeff Corkran
Albert Jones
Steve George Mascell...
Nancy A Pageau

Margaret Brown
Nirmal Kumar
Harshkumar Patel
Rahul Patel
Kunjar Bhaduri
Jean Schmechel
Ed Silvels
Marilynn Cronin
Cathy Villalobos
Roma DOuglas
Lotika Savant
Philip J. Whitman, CPA
Michael Paladino
David Braid
Aleksander Prudnik
Kaychele Mcclelland
Sheila Jones
Don Lincoln
Steven Wayne Mackey
Micah Wyatt
Cecilia Orona...
Michele Vrabel
Ryan Lemoine
Markita Rogers
Josh Sanborn...
Tj Maurer
Shawn Swist
Brett Meek
Christian Jakob Hicks
John LEHRMAN
Colby Gilbert
Bryn Standley-Ossa
Grover Windsor
Thomas W LeBlanc
Amina M JACROUX
Shane Donohue
Huy Nguyen
Adam Barber
Neil Olson
Bobby Vallejo
Miles Kellerman
Daniel Germann
Frank Peart
Lawrence Chong
Paramanaden...
Michael Jones
Gabriel Machado
James Mathis
Phil Shellhammer
Kevin Aufdenkamp
Tayson Whittaker
Kerri Boles
John G Chamberlin
Michael Trulove
Pasi Toppi

Florence F Akande
Dolores Terry
Denny Snow
Johnny Linebarger
Jessie Simon
Richard Burton
James Jones
Kristján Pétursson
Rick Freeman
Michael Andrew Luff
Leteesha Carey
Jeffery L. Amerine
Jesus Gomez
Tim Woodyard
Joseph Lalley
Björn Torstensson
Jonathan Liam
Bill Jacobs
Tierra Forte
Hilda Valle
Northeast Mover202
Janice Holloway
Hayden Rose
Yee Lin Lai
Pete Kane
Simon Moeyaert
Casey Vandenoever
Stewart Nance
Frederick D. May
John Howard III
David Billstrom
Shawn Allen
Anna A Asong
Scott ITTERSAGEN
Mike Montagna
Meredith Mc Kee...
Cody Long
Toni Walker
Jayce Blomquist
Nicola Onassis
Andrew Blann
Danny Drewry
Roland Dilley
Pedro Somarriba
Vladimir Mendoza
Bradley Gann
Colm D Foley
Michael Anderson
Chris Siebeneck
James Daniel...
James Bell
Zahed Hossain
Graham Fair
Guido Mosca
Aaron Frank

Joane Guzman
Cade Collister
David Macario
Kevin Breen
Barbara Dawson
Rasheed Farrah
Barry VOIGT
Charlie Brumbaugh
Timothy L. DeWitt
Artanya Mills
Hatem Rowaihy
Jordan Carlisle
Hank Henderson
Dwight Lavender
Constance Minkoff
Kate Lynn
Jonathan Morales
S Goldman
Mary Rogers
Jeffrey Gallagher
Steven Carne
Shelia Major
Eric Lewis
Danay Lea
Riguel Uvaldo
Jack Ray
Humlett Jarnigan
Christopher Ruiz
Erik D Ahl
Rami Taha
Farzad Besharatian
Aaron Madden
Robert James...
Andrew Rios Wenmoth
Donovan Maxwell
Caleb Topolinski
Wanderlust Journeys
Merlin Lamont Burton
Evan Dudley
Sean Stewart
Jared Eric Brandau
Maurice Smith
Jacob Whitehurst
Jens Weyer
Brandon Gochenour
Travis Wong
Joshua LeMasters
Tim Culp
David A Horan
Ryan Cox
Chris Lankford
Gregery Brown
Danny Lindley
Alexander Mauroner
Tommy Driscoll

Corrina Smith
Kapeesh...
Larry Dent Jr
Benny M Koontz
William Marin
Charlie Giggers
Gemechu Getachew
Sajid Ansari
Eric Savage
Dave Ekedal
Derrik Oates
Shane Edwards Matson
Ramsay Ball
Tim Falls
Cody Heisinger
Alejandro Terminel
Robert Nakawatase Jr
James Liesen
Nathan Green
Casey Leffers
Vincent Frazier
Russell Morrison
Lukas Klotzsche
Ed Villesvik
Max Slater
Logan Gibson
Joe Miles
Stephen Seymour
Sarah S Pollak
Andy Martin
Sean Cariker
Guyton Durnin
Troy Lopez
Mariusz Kocur
Sam HUSSEIN
Cash Acrey
Alex Brown
Robert Knox
David Traylor
Jared Wilkerson
Hunter Holliday
Amar De Winter
Paul Lee
Paul Surry
Franklin E Njubigbo
Bram Van Hasselt
Thomas Mulcrone
Ghada Sakaan
Larry V. Belnap
Carrie L James
Suzette McCurtis
John Long
Jeremy Jillson
Scott Fish
Jon Jenkins

Tod Kehrli
David Scheiffele
Rod Chimner
Bruce A Berglund
Thomas Schancke...
Daniel Yaniv
Clay Fulcher
Paul Blakely
Jonathan Scales
Adrian Zavaleta
Derek Johnson
Allen Dronko
Kevin Wong
Joseph Kowalewski
James Levins
John Baise
Tajs Køngerskov
Stephen Wint
Andrew Bounds
Erik Bressler

Joseph Mercurio
James Heckman
Kevin Bates
Susan Totter
Matthew Tanner
Jay Redd
Aernout Korevaar
Patrick Burt
Mark Marsiglio
William Kohl
Johannes Stensson
Scott Pieper
Kevin Hummel
Aaron Bendix-Balgley
Jared Moyer
Ryan Westergaard
Russell E Steele
Caleb Rawson
Nathan Harrison

Miguel Cotignola
Joshua Johansen
Jordan Ricci
Dolev Kingma
Brian Drummond
David Morrison Jr
Dustin Kerr
Rashad Shabazz
Jeff D Bach
John R HASH
Brendan Williams
Melvin Romero
Christine Kleinsasser
Scott Dabney
Pollan Ntoh
Nick SCALA
Garet Guthrie
Jonathan Lantz
Bennie Davis

Erik Heinen
John Dillon Farrer
Clint Neal
Angel Roca
Dillon Harker
Zachary Ashman
Charles Tilden Hagan
Steve Riddle
Andrew Nelson
Mike LaRosa
Noriyuki Shiomi
Evan Sakmar
Nevardo Arguello
Jeff Starling
Khalid Al-Sulaiti
Nathan Albertin
Kelley Stock
Britton Upham
C Hopson

Erwin Bayan
Jacob Sanger
Kalman Kaplan
John Grey
Luke Powell
Samuel Doran
Dash Hegeman
Vladimir Kurka
Michael Hagler
John Addison Sanford
Bryan Jones
Brendan Howe
Justin Urso
Joseph W RUGGIERI
Frank Drewett
Tevynn L
Austin Bryan
Greg Vogel
Angie Bailey

John Poos
Andrew Gamma
b k
David Rothschild
Ben Minoodt
Evangelia Thanou...
Andrew Davis
Nate Wright
Vil M
Brendan Pauls
Ari Sorkin
Hien Hoa Nguyen
Seth Roy
Bruce Dunbar
Kaleb Sargent
Travis D Anteau
Cat Hutchings
Robert Burns
Arlandia Moore

Thank You!

From the Livsn Designs Team



Andrew Gibbs-Dabney in

Founder & CEO

Andrew is responsible for strategy and leadership. He directly manages our team, finance, and brand. He has a 13-year background in outdoor-apparel management. A lifelong...







Todd Stockbauer

CFO

Todd serves as LIVSN's fractional CFO. He has spent the past 20 years in the outdoor/apparel industry, both...



Jake Kowalewski

VP Operations

Jake handles much of the day to day operations to keep things moving smoothly. He has experience with Lean Six Sigm...



Abby Hollis

VP of Product and Impact

Abby directly leads our design, factory partners, and production management, while also reserving part of her time...



Andrew Bounds

Sales Director

Andrew is a high-level communicator and devoted to giving every customer a personal experience that leave...



Brian O'Dea

Community Manager

Brian manages our written content, ambassadors, athletes, and creators while also serving as the head of customer servic...



Erin Irizarry

Retail and Events Manager

Erin served as the Store Manager for one of our biggest retailers, Gearhead Outfitters, for over nine years. She brings ...

Details

The Board of Directors

Director	Occupation	Joined
Andrew Gibbs-Dabney	CEO @ Livsn Designs, Inc	2019
Donald Huffner III	Investment Banking @ RZC Advisors	2023
Phil Graves	CFO @ EverDriven	2023

Officers

Officer	Title	Joined
Todd Stockbauer	CFO	2019
Andrew Gibbs-Dabney	CEO	2019

Voting Power

Holder	Securities Held	Voting Power
Andrew Gibbs-Dabney	5,000,000 Common shares	33.2%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2018	$15,000		Section 4(a)(2)
08/2018	$50,000		Section 4(a)(2)
08/2018	$25,000		Section 4(a)(2)
09/2018	$10,000		Section 4(a)(2)
09/2018	$15,000		Section 4(a)(2)
09/2018	$25,000		Section 4(a)(2)
01/2019	$20,000	Common Stock	Section 4(a)(2)
01/2019	$100,000		Section 4(a)(2)
06/2019	$25,000		Section 4(a)(2)
02/2020	$50,000		Section 4(a)(2)
02/2020	$50,000		Section 4(a)(2)
04/2020	$25,000		Section 4(a)(2)
06/2020	$25,000		Section 4(a)(2)
07/2020	$37,500		Section 4(a)(2)
07/2020	$50,000		Section 4(a)(2)
08/2020	$50,000		Section 4(a)(2)
10/2020	$35,000		Section 4(a)(2)
11/2020	$25,000		Section 4(a)(2)
02/2021	$100,000		Section 4(a)(2)

02/2021	$50,000	Section 4(a)(2)
02/2021	$100,000	Section 4(a)(2)
02/2021	$25,000	Section 4(a)(2)
02/2021	$50,000	Section 4(a)(2)
11/2021	$445,000	Other
02/2022	$75,000	Section 4(a)(2)
02/2022	$75,000	Section 4(a)(2)
02/2022	$75,000	Section 4(a)(2)
04/2022	$150,000	Other
12/2022	$419,631	4(a)(6)
12/2024	$266,315	Other
04/2025	$10,000	Section 4(a)(2)
04/2025	$10,000	Section 4(a)(2)
04/2025	$10,000	Section 4(a)(2)
05/2025	$15,000	Section 4(a)(2)
05/2025	$100,000	Section 4(a)(2)
06/2025	$25,000	Other
07/2025	$75,000	Section 4(a)(2)
07/2025	$15,000	Section 4(a)(2)
08/2025	$87,760	Other
08/2025	$15,000	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/01/2018	$15,000	8.0%	20.0%	$2,000,000	12/31/2020
08/20/2018	$50,000	8.0%	20.0%	$2,000,000	12/31/2020
08/20/2018	$25,000	8.0%	20.0%	$2,000,000	12/31/2020
09/07/2018	$10,000	8.0%	20.0%	$2,000,000	12/31/2020
09/12/2018	$15,000	8.0%	20.0%	$2,000,000	12/31/2020
09/30/2018	$25,000	8.0%	20.0%	$2,000,000	12/31/2020
01/25/2019	$100,000	5.0%	20.0%	$3,000,000	01/25/2021
06/11/2019	$25,000	5.0%	20.0%	$300,000	06/11/2021
02/14/2020	$50,000	5.0%	20.0%	$3,000,000	02/14/2022
02/14/2020	$50,000	5.0%	20.0%	$3,000,000	02/14/2022
04/01/2020	$25,000	5.0%	20.0%	$3,000,000	04/01/2022
06/02/2020	$25,000	5.0%	20.0%	$3,000,000	06/02/2022
07/20/2020	$37,500	5.0%	20.0%	$3,500,000	07/20/2022
07/29/2020	$50,000	5.0%	20.0%	$3,500,000	07/29/2022
08/20/2020	$50,000	5.0%	20.0%	$3,500,000	08/20/2022
10/30/2020	$35,000	5.0%	20.0%	$3,500,000	10/30/2022
11/06/2020	$25,000	5.0%	20.0%	$3,500,000	11/06/2022
02/05/2021	$100,000	5.0%	20.0%	$4,000,000	02/05/2023

02/09/2021	$50,000	5.0%	20.0%	$4,000,000	02/09/2023
02/17/2021	$100,000	5.0%	20.0%	$4,000,000	02/17/2023
02/17/2021	$25,000	5.0%	20.0%	$4,000,000	02/05/2023
02/17/2021	$50,000	5.0%	20.0%	$4,000,000	02/05/2023
02/09/2022	$75,000	5.0%	0.0%	$6,000,000	02/09/2024
02/09/2022	$75,000	5.0%	0.0%	$6,000,000	02/09/2024
02/14/2022	$75,000	5.0%	0.0%	$6,000,000	02/14/2024
04/11/2025	$10,000	15.0%	0.0%	$7,250,000	04/11/2027
04/14/2025	$10,000	15.0%	0.0%	$7,250,000	04/14/2027
04/16/2025	$10,000	15.0%	0.0%	$7,250,000	04/16/2027
05/15/2025	$15,000	15.0%	0.0%	$7,250,000	05/15/2027
05/22/2025	$100,000	15.0%	0.0%	$7,250,000	05/22/2027
07/16/2025	$75,000	15.0%	0.0%	$7,250,000	07/16/2027
07/30/2025	$15,000	15.0%	0.0%	$7,250,000	07/30/2027
08/29/2025	$15,000	15.0%	0.0%	$7,250,000	

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Legacy Bank	11/17/2021	$445,000	$399,991	9.0%		Yes
Ramsey Ball	04/06/2022	$150,000	$76,510	8.0%		Yes
Shopify	12/16/2024	$266,315	$82,843	%		Yes
Quickbooks	06/27/2025	$25,000	$20,717	35.5%	06/26/2026	Yes
Shopify	08/20/2025	$87,760	$87,760	%		Yes

Related Party Transactions

As of 2024 and 2023, the Company had outstanding receivables from its Founder and President, Andrew Gibbs-Dabney, amounting to $11,616 and $14,188, respectively. The funds are collected on a monthly basis and are non-interest bearing.

On April 6, 2022, the Company entered into a promissory note agreement with Ramsay Ball, a shareholder who holds a 1% ownership interest and serves as a crowdfunding representative. The note is for a principal amount of $150,000 and bears interest at 5.0%. Further details are provided in Note 5 of the attached financial statements.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,671,000	5,735,273	Yes
Series Seed Preferred Stock	2,895,072	2,895,072	Yes
Series Seed 1	6,263,700	4,900,652	Yes
Series Seed 2	738,423	738,423	Yes
Series Seed 3	801,624	801,624	Yes

Warrants: 0
Options: 2

Form C Risks:

The company's reliance on social media and other digital advertising for marketing could have a negative impact if interrupted as it could slow down our visibility, growth, and profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Todd Stockbauer is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The business operates in a saturated market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

The company founder may not be able to work full-time in the event of health, family, or other extenuating circumstances.

In order to respond to market changes, the founder from time to time may make changes to the company to adapt to market.
The Company will continue its research and development activities for its new products and begin its production operations which require capital. There is no certainty that the initial financing will be sufficient to establish that our future products are viable, in which case additional development financing will be required.

The Company relies on third party technology vendors such as Shopify, Google, Paypal, Stripe for payments, financial services, and shipping. Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to customers, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation may create access challenges to our users and service offerings.

The Company’s financial projections and assumptions may prove incorrect. The information presented to investors in meetings and otherwise (including any financial projections of the Company) contains forward looking information and has been prepared on the basis of a

Company) contains forward looking information and has been prepared on the basis of a number of assumptions, variables, and hypotheticals, including third-party data believed to be reliable but not fully verified or verifiable by the Company. The information and financial projections are dependent on estimates and projections of circumstances and events that have not occurred and which may not occur or which may have different consequences from those now assumed or anticipated. No assurance can be given that all material assumptions have been considered. Future operating results are in fact impossible to predict. Therefore, the actual results achieved will vary from the forecasts and projections and the variations could be material. No representation or warranty of any kind is made by the Company or any of its affiliates, and none should be inferred, respecting the future accuracy or completeness of any projections or any other forward-looking information provided by the Company.

The effect of COVID-19's on the economy could cause a negative impact on the outdoor industry due to a decrease in consumer spending.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

Additional funding may be necessary for future development. The funds raised in this Offering will be used, in part, to generate a track record of performance and success in the Company's product offering. The Company may require additional financing, including venture capital financing, to complete the product roadmap and expand the business. The timing and amount of such capital needs cannot be precisely determined at this time and will depend upon a number of factors, including the pace of product development, customer demand and acceptance, changes in industry conditions and competitive factors.

We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following:
exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

The Company relies on third-party suppliers and manufacturers for the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

Market acceptance of the Company's brands and products is uncertain. It is possible that the

Company may not be successful in introducing its brands and products to its target markets. The possibility exists that market acceptance of the Company's brands and products may differ from management's perceived expectations and that the Company may be forced to modify all or part of its business plans. Management may come to erroneous conclusions regarding the marketplace, which may result in the Company's overstatement of the opportunity. The success of the Company will, to a large extent, rely on management's ability to adjust or modify, if at all or in part, components of its business plan to reflect current market conditions as they may present themselves in the future.

Changes in the prices of supplies and raw materials could have a materially adverse effect on the Company's business. There have been changes in the cost of raw materials used in the production of apparel in recent years. Increases in prices may also take place in the future and the Company's inability to pass on increases to customers could reduce margins and profits and have a material adverse effect on the Company's business. The Company cannot assure you that shortages or increases in the prices of supplies or raw materials will not have a material adverse effect on the Company's financial condition and results of operations. The success of the Company's business with suppliers is subject to numerous financial, legal and operating risks, such as enforcement of contract rights and compliance with existing and future laws, regulations and policies, including those related to tariffs, investments, taxation, trade controls, product content and performance.

The Company is a mission-driven business that is focused on providing a product that is both high-quality and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs.

The Company may be unable to manage rapid growth. Market acceptance of the Company's brands and products may result in the rapid and accelerated growth of the Company and stress the talents and time requirements of management. Current management may experience difficulties adjusting and managing the growth of the Company, resulting in material operational or revenue issues or deficiencies.

The Company has a limited operating history. Because of the Company's limited operating history, it is unable to accurately forecast revenues. The Company currently intends to increase operating expenses substantially in order to, among other things, ramp and scale production of product, support pricing strategy with distributors, deliver brand launch through field marketing, social marketing, targeted advertising and product sampling, and accelerate key hires of sales and product leadership. To the extent the Company is unsuccessful in achieving significant revenues, it may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce operating expenses, causing the Company to forego potential revenue generating activities, either of which could cause a material adverse effect on its business, results of operations, and financial condition. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions that may adversely affect its revenues. These factors add to the difficulty in accurately forecasting revenue.

We rely on various intellectual property rights in order to operate our business.
Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries

being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have minimal operating capital and for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Economical changes may affect the company's profit margin and slow distribution, such as increase in raw materials, global supply issues, and political unrest.

As a startup organization, the company is still very dependent on its founder. If anything catastrophic were to happen to the company's founder, the future of the company may be compromised.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Limited Operating History The Company is an early stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks

include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business. The Company manufactures a majority of its product in Vietnam and has seen an increase in tariffs since the beginning of 2025. It has increased some prices but will be unable to pass all tariff increases on to customers. Therefore Livsn will see a drop in its gross profit for 2026 and beyond. Although there is an agreement in place between the US and Vietnam, it is unknown if this agreement could change in the future and cause a further drop in the Company's gross profit it prices cannot be passed to its customers.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be

equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more

information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Livsn Designs, Inc.

Delaware Public Benefit Corporation
Organized January 2019
6 employees
3803 NW Wishing Spring Rd
Unit B
Bentonville AR 72712 https://www.livsndesigns.com/

Business Description

Refer to the Livsn Designs profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Livsn Designs has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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